FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release: Revision of the Projected Cash Dividend which was filed with the Tokyo Stock Exchange on February 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 2, 2012	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

February 2, 2012

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and Chairman of the Board, President

Shares listed: Tokyo, New York and London Stock Exchange

Contact: Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Strategy

    Tel: +81-3-5771-0222

News Release: Revision of the Projected Cash Dividend

KONAMI CORPORATION hereby announces its revision of the projected cash dividend for the year ending March 31, 2012.

1.	Reason for the revision of the projected cash dividend

Konami Group believes that the provision of dividends and the enhancement of corporate value are important ways to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future prospects in order to continually reinforce Konami Group’s growth potential and competitiveness.

As for the projected cash dividend for the year ending March 31, 2012, we have revised our forecast to 25 yen per share, an increase of 9 yen per share from the previous forecast, as the figures for the consolidated business performance for the nine months ended December 31, 2011 showed steady progress.

As a result, we project that cash dividends on an annual basis will be 50 yen per share, an increase of 9 yen per share from the previous forecast.

2.	Revision of the Projected Cash Dividend

	Cash dividends per share (yen)
	Second quarter end	Year end	Annual total
Previous forecast	—	16.00	41.00
Revised forecast	—	25.00	50.00
Year ending March 31, 2012 (actual)	25.00	—	—
Year ended March 31, 2011 (actual)	16.00	16.00	32.00

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.